Exhibit 99 (d)(2)

ELECTION AGENT AGREEMENT

As of April 3, 2006

JPMorgan Chase Bank, N.A.

4 New York Plaza

New York, New York 10004

Attention: Tenders & Exchanges

Ladies and Gentlemen:

Scottish Power plc (the “Company”) proposes to return £2.25 billion (approximately $3.9 billion) of the net proceeds from the sale of PacifiCorp to the holders of its existing ordinary shares, par value 50 pence each (the “Old Shares”) and the holders of its existing American Depositary Shares (the “Existing ADSs”), each representing four Old Shares. The Company proposes to return the cash following a reclassification (the “Reclassification”) of one in every three Old Shares per holding into one non-cumulative preference B share (the “B Shares”) after which, the remaining Old Shares will be subdivided and consolidated (the “Share Capital Consolidation”) into new ordinary shares (the “New Shares” and, together with the B Shares, the “Shares”). Holders of B Shares will be able to choose between one or more of three alternatives to receive their cash (the “B Share Alternatives”): (i) a single dividend (the “Single B Share Dividend”) of approximately £3.60 per B Share, following which such B Shares would convert by their terms into “deferred shares” (the “Deferred Shares”), which would be of negligible value and have extremely limited rights, including no voting rights; (ii) an initial repurchase offer (the “Initial Repurchase Offer”) whereby agents of the Company would make an offer to purchase the B Shares on behalf of the Company and would pay approximately £3.60 per B Share tendered; and (iii) retention of the B Shares (the “Retention Option”). The Company wishes to extend to holders of ADSs of record on May 12, 2006 (the “ADS Record Date”) the opportunity to elect one, or a combination of any of the B Share Alternatives (the “Election” and, together with the Reclassification and the Share Capital Consolidation, the “Return of Cash”). The terms of the B Share Alternatives are set forth in the Company’s circular to be provided to holders of Shares (the “Circular”) and U.S. Supplemental Memorandum, each to be dated on or about March 31, 2006, to be distributed by the Company to holders of ADSs on or about April 4, 2006 (the “Information Documents”), and the related election and B Share delivery form (the “Election Form”) to be sent by the Company to holders of ADSs (the Share Offer Documents and Election Form together constituting the “Return of Cash Documents”).

The Company has delivered or will deliver to you (i) the Return of Cash Documents, in sufficient quantities, to be sent by you to the registered holders of Existing ADSs on the ADS Record Date, (ii) an opinion of Scottish counsel to the Company to the effect that the Shares, upon creation, will be duly authorized, validly issued and fully paid; (iii) an opinion of United Kingdom counsel to the Company to the effect that (a) no taxes, duties, stamps or other governmental charges are payable by the Depositary in the UK upon or in respect of the Reclassification and Share Capital Consolidation or on the deposit of the Shares with the Depositary; and (b) the Company has received any and all United Kingdom governmental, regulatory and stock exchange approvals required to enable such ADSs to be created. In addition, you shall be provided with an opinion of Milbank, Tweed, Hadley & McCloy LLP with respect to the registration or exemption from registration of the New Shares under the U.S. securities laws.

Definitive copies of the Return of Cash Documents shall be provided to you promptly after such Return of Cash Documents become available and you shall arrange to have such Return of Cash Documents mailed to registered holders of ADSs. The Company shall also provide sufficient copies of the Return of Cash Documents to ADP, Inc. to be mailed to beneficial holders of ADSs.

The ADSs are issued under the Amended and Restated Deposit Agreement dated as of May 1, 2001 (the “Deposit Agreement”) among the Company, JPMorgan Chase Bank, N.A. (fka Morgan Guaranty Trust Company of New York) as depositary (the “ADR Depositary”) and all holders from time to time of American Depositary

Receipts (“ADRs”) issued thereunder. As a result of the Reclassification, each ADS would represent 1.33 B Shares and 2.66 Old Shares. Following the Share Capital Consolidation, the ADSs will be similarly subdivided and consolidated to represent four New Shares (the “New ADSs”), and the Existing ADSs will be exchanged for New ADSs. It is anticipated that the record date for this exchange will be the ADS Record Date. As a result of the Share Capital Consolidation, each ADS will be exchanged for 0.793651 of a new ADS.

The election period will commence on April 4, 2006 with respect to the B Shares. The election period will expire with respect to the B Shares at 4:30pm (United Kingdom time) on May 19, 2006 (the “B Share Expiration Date”) and at 12:00 p.m. (New York City time), on May 17, 2006 with respect to the ADSs (the “ADS Expiration Date), unless extended by the Company as provided in the Repurchase Documents.

The Company hereby appoints you, and you hereby agree, to act as Election Agent in connection with the Election extended to holders of ADSs. JPMorgan Chase Bank, N.A., acting hereunder, is hereinafter referred to as “you” or the “Election Agent”. In such capacity, you will receive completed Election Forms, forward elections (and default elections) to the Company for the holders of ADSs in the manner set forth in the Circular, accept receipt of payment from the Company on account of any such elections, arrange for the ADS Depositary to convert such payments into U.S. dollars and make payments to the holders of ADSs entitled thereto.

The Company represents and warrants to you on the date hereof that the Election is being conducted, and covenants to you that at all times during the Election through and including the B Share Expiration Date, the Election will be conducted, in accordance with Rule 13e-4 of the Securities Exchange Act of 1934, as amended.

In carrying out your duties as Election Agent in connection with the Election, you are to act in accordance with the following instructions:

1.    For the purposes of the performance and discharge of such of your duties as Election Agent under this Agreement you may appoint Mellon Investor Services LLC as your agent (the “Sub-Agent”) and such Sub-Agent shall have the same rights, obligations and duties under this Agreement as if it were named as the Election Agent hereunder.

2.    The Company shall provide you with a form of Election Form to be utilized by registered holders of ADSs on the ADS Record Date which shall provide such holders with the following options:

•	Alternative 1: Single B Share Dividend: for each B Share to be created by reclassification of a proportion of those Old Shares represented by ADSs the holders or which have validly elected (or are deemed to have elected) for this alternative, such holder will be eligible to receive a single dividend payment of £3.60 per B Share, which will be converted into US dollars by the ADR Depositary in accordance with the provisions of the Deposit Agreement, which, prior to the conversion thereof, equates to £4.80 per Existing ADS (less withholding taxes, if any), following which all of the B Shares for which this alternative is elected will be converted into Deferred Shares, to be held by the ADR Depositary on behalf of all holders of ADSs. All B Shares for which no valid election is timely received by you shall be treated as if the holder thereof elected to receive the Single B Share Dividend with respect to each such B Shares.

•	Alternative 2: Initial Repurchase Offer: for each B Share to be created by reclassification of a proportion of those Old Shares represented by validly electing holders’ ADSs, such holder will be eligible to have such B Shares for which such election is timely and validly made repurchased by an agent for the Company for a payment of £3.60 per B Share, which will be converted into US dollars by the Depositary in accordance with the provisions of the Deposit Agreement, which, prior to the conversion thereof, equates to £4.80 per ADS (less withholding taxes, if any); and

•	Alternative 3: Retention Option; Future Repurchase Offers: for each B Share to be created by reclassification of a proportion of those Old Shares represented by validly electing holders’ ADSs, such holder, upon further and timely delivery to you of B Share delivery instructions on the Election Form will receive delivery of the whole B Shares to which they are entitled.

3.    You are to examine each Election Form, and each other document mailed or otherwise delivered to you in connection with the Election to ascertain (i) whether such Election Form has been properly completed and duly executed in accordance with the instructions set forth therein, (ii) whether each other document required to be delivered to you by the instructions to the Election Form has been properly completed and duly executed in accordance with such instructions, and (iii) in the case of persons electing the Retention Option, whether B Share delivery instructions on the Election Form have been properly completed and timely received. In the event you ascertain that any Election Form or any other required document has been improperly completed or executed or that some other irregularity exists, you shall treat such holder as not having submitted an Election Form. All questions as to the validity, form, eligibility (including timeliness of receipt) of Election Forms shall be determined by you on behalf of the Company in the first instance, but final decisions on all such matters shall be made by the Company. If, within 24 hours of any request to the Company, you do not hear back in writing from the Company with respect to such request, the Company shall be deemed to have rejected the Election Forms described in such request. You shall also diligently attempt to determine proper Taxpayer Identification Numbers for purposes of U.S. federal income taxes in the event that such numbers or information have been omitted from the relevant documents.

4.    You shall request The Depository Trust Company (the “Book-Entry Transfer Facility”) to establish a mechanism through the Automated Tender Offer Program (“ATOP”) service to enable its participants to elect between the B Share Alternatives with respect to the B Shares represented by the ADSs held on the ADS Record Date by such participants. Any financial institution that is a participant in the Book-Entry Transfer Facility may make an election through the ATOP service. Although elections with respect to B Shares may be effected through the ATOP service, in the case of elections of the Retention Option, properly completed and validly executed delivery forms with any required signature guarantees must, in any case, be received by you prior to 12:00 p.m. (noon), New York time, on May 17, 2006 to be considered validly and timely received.

5.    Elections with respect to B Shares made pursuant to the B Share Alternatives are irrevocable, except that an electing holder may withdraw such election by delivering to you a validly executed withdrawal/amendment form (the “Withdrawal/Amendment Form”) prior to the ADS Expiration Date. The Company shall provide you with the appropriate Withdrawal/Amendment Forms and you shall make such forms available to registered holders of ADSs upon request. You shall withdraw/amend any elections for which you timely receive a properly completed Withdrawal/Amendment Form. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, whose determination shall be final and binding on all parties. You will promptly notify the Company of any defects or irregularities in any notice of withdrawal. You will be under no duty, however, to give notification to any person other than the Company of any defects or irregularities in any notice of withdrawal or incur any liability to any electing holder of ADSs for failure to give any such information.

6.    As soon as practicable after the ADS Expiration Date, but in any event prior to the B Share Expiration Date, you shall inform the custodian for the ADS Depositary as to the aggregate elections timely and properly made by holders of ADSs and provide such custodian with B Share delivery instructions (as set forth on the Election Forms timely received). You shall instruct such custodian to make elections in accordance with the provisions of the Circular and to deliver such B Share delivery instructions to Lloyds TSB and to effect any transfers of B Shares elected pursuant to Alternative 3 by means of a stock withdrawal. The Company hereby informs you that, to the extent transfers are effected by means of a stock withdrawal, no stamp duty or stamp duty reserve tax will be owing in connection with the transfer and/or delivery of B Shares. To the extent any such tax or duty is owing, Lloyds TSB shall be responsible for liaising with holders of ADSs electing Alternative 3 and you shall have no obligation with respect thereto or the payment or collection thereof.

7.    Each Election Form and other materials submitted to you shall be preserved by you until copies thereof have been delivered to the Company or otherwise disposed of in accordance with the Company’s instructions at or prior to the termination hereof. If no such instructions have been provided at or prior to the termination hereof, the Company shall be deemed to have instructed you to destroy said materials in accordance with your standard practices.

8.    The Company shall notify you in writing and by telecopy of any extension or amendment of the Election.

9.    You shall follow and act upon any written amendments, modifications or supplements to these instructions, and upon any further instructions in connection with the Return of Cash, any of which may be given to you in writing by the Company or such other persons as it may authorize.

10.    The Company shall arrange for payments made in respect of all elections made under the Election to be delivered to you on or about June 5, 2006. You shall arrange for the sale of any fractional ADSs resulting from the exchange of Existing ADSs for New ADSs described above in accordance with your usual procedures. You shall arrange for the ADS Depositary to convert all pound sterling received by you from or on behalf of the Company in accordance with your normal business practice consistent with the provisions of the Deposit Agreement. After June 12, 2006, you shall arrange for any payments to be distributed to the holders of ADSs entitled thereto. Direct registration statements reflecting New ADSs exchanged for Existing ADSs shall be forwarded by first class mail.

11.    United States counsel to the Company will promptly provide you with a memorandum detailing your tax reporting requirements, if any, with respect to the Return of Cash and the options/elections thereunder and the form or forms, if any, which you must use to report the consideration paid to or otherwise received by holders of ADSs on account of the Return of Cash. Thereafter, you shall arrange to comply with all requirements under the tax laws of the United States, including those relating to obtaining certifications as to the accuracy of Tax Identification Numbers, shall file any appropriate reports required to be filed with the IRS, such as Forms 1096, 1099 B, 1099-DIV, etc., and shall furnish to tendering holders of ADRs such information as is required by law to be so furnished. You may be required to deduct 28% from cash payments to holders of ADSs who have not supplied their correct Taxpayer Identification Number or required certification. Such funds will be turned over to the IRS by you.

12.    As Election Agent you:

(a)  shall have no obligation to make payment unless the Company (or a third party on the Company’s behalf) shall have provided the necessary funds to you to pay in full all amounts due and payable with respect thereto;

(b)  will have no duties or obligations other than those specifically set forth herein, or as may subsequently be agreed to in writing by you and the Company;

(c)  will not be required or requested to make, and you will not make, any representations as to the validity, sufficiency, value or genuineness of the Return of Cash Documents; and will not be responsible in any manner whatsoever for the correctness of the statements made in the Return of Cash Documents or in any document furnished to you by the Company;

(d)  will not be obligated to institute or defend any action, suit or legal proceeding in connection with the Return of Cash, or your duties hereunder, or take any other action which might in your reasonable judgment involve, or result in, expense or liability to you, unless you shall have been furnished with indemnity reasonably satisfactory to you;

(e)  may rely on, and shall be protected in acting upon, any certificate, instrument, opinion, representation, notice, letter, telegram or other document delivered to you and in good faith believed by you to be genuine and to have been signed by the proper party or parties; you may rely, and shall be protected in relying, upon any Election Form, any records delivered to you by or on behalf of the Company, or any opinion of counsel believed by you to be genuine and to have been signed or presented by the proper party or parties;

(f)  may rely on, and shall be protected in acting upon written or oral instructions given by any officer of, or any party authorized by, the Company with respect to any matter relating to your actions as Election Agent;

(g)  may consult with counsel satisfactory to you and the advice or opinion of such counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by you hereunder in good faith and in accordance with such advice or opinion of such counsel;

(h)  shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement, the Return of Cash Documents, any offering materials, the ADRs or be required to verify the same except to the extent otherwise provided herein;

(i)  shall not be liable for any action taken or omitted by you, or any action suffered by you to be taken or omitted, without gross negligence, bad faith or willful misconduct on your part, by reason of or as a result of the administration of your duties hereunder, and you may rely on and shall be protected in acting upon the written instructions of officers of the Company relating to your duties hereunder, and such other representatives as the Company may hereafter designate in writing;

(j)  are, if any property subject hereto is at any time attached, garnished, or levied upon under any court order or in case the payment, assignment, transfer, conveyance, or delivery of any such property shall be stayed or enjoined by any court order, or in case any order, judgment or decree shall be made or entered by any court affecting such property or any part thereof, then and in any such event, authorized, in your sole discretion, to rely upon and comply with any such order, judgment, or decree which you are advised by legal counsel of your own choosing is binding upon you; and, if you comply with any such order, judgment, or decree, you shall not be liable to the Company or to any other person, firm, or corporation by reason of such compliance even though such order, judgment or decree may be subsequently reversed, modified, annulled, set aside or vacated;

(k)  may employ agents or attorneys-in-fact at the expense of the Company, including, without limitation, the Sub-Agent, and shall not be liable for any loss or expense arising out of, or in connection with, the actions or omissions to act of any such agents or attorneys-in-fact, so long as you appointed such agent or attorney-in-fact with reasonable care; and

(l)  will not at any time advise any person making an election as to the wisdom of making or not making any election pursuant to the Election, the value or decline or appreciation in the market value of the ADSs or any other financial or legal aspect of the Return of Cash or any transaction related thereto. If such advice is requested of you, you shall respond that you are not authorized to give such advice and shall recommend that the person requesting such advice consult his or her own investment advisor or broker.

13.    For services rendered as Election Agent hereunder, you shall be paid             . The Company shall also reimburse you and your agents for your and their reasonable out-of-pocket expenses (including, but not limited to, reasonable counsel fees, proxy printing, mailing costs, EGM attendance etc.) in connection with your services promptly after submission to the Company of statements therefor. No provision of this Agreement shall require you or your agents to expend or risk your or their own funds or otherwise incur any financial liability in the performance of any of your or its duties hereunder or in the exercise of your or its rights unless the repayment of such funds or adequate indemnification against such risk or liability is reasonably assured to you and them in writing.

14.    The Company covenants and agrees to reimburse, indemnify and hold you and your agents (including, without limitation, the Sub-Agent) harmless from and against any and all claims, actions, judgments, damages, losses, liabilities, costs, transfer or other taxes, and expenses (including without limitation reasonable attorney’s fees and expenses) (each, a “Loss”) which may be paid, incurred or suffered by you or any of them, or to which you or any of them may become subject, arising out of or incident to this Agreement or the administration of your duties hereunder, or arising out of or incident to your or their compliance with the instructions set forth herein or with any instructions delivered to you pursuant hereto, or as a result of defending yourself or itself against any claim or liability resulting from your actions (or omission to act) as Election Agent or their actions (or omission to act) as your agent, including, without limitation, any claim against you or any of them by any electing holder of ADSs, which covenants and agreements shall survive the termination hereof. In no event shall you, the Sub-Agent or any of your or their agents be liable for any indirect, special, punitive or consequential damages. Notwithstanding anything to the contrary contained herein, the aggregate liability of you, the Sub-Agent and each of your and their agents with respect to, arising from or arising in connection with this Agreement or from all services provided or omitted to be provided hereunder, whether in contract, tort or otherwise, is limited to, and shall not exceed, $            .

15.    This Agreement shall terminate at the earliest of (a) six months after the ADS Expiration Date and (b) when all tendered ADSs have been exchanged and all cash payments shall have been paid by you pursuant to the Return of Capital. Notwithstanding any such termination, the provisions of Sections 12, 13, 14 and 16 shall survive termination hereof.

16.    This Agreement shall be interpreted and construed in accordance with the laws of the State of New York. All actions and proceedings relating to or arising from, directly or indirectly, this Agreement may be litigated in U.S. federal or state courts located within the Borough of Manhattan, City and State of New York. The Company hereby submits to the personal jurisdiction of such courts; hereby waives personal service of process and consents that any such service of process may be made by certified or registered mail, return receipt requested, directed to such party at its address last specified for notices hereunder, and service so made shall be deemed completed five (5) days after the same shall have been so mailed; and hereby waives the right to a trial by jury in any action or proceeding with you. All actions and proceedings brought by the Company against you relating to or arising from, directly or indirectly, this Agreement shall be litigated only in courts located within the State of New York. This Agreement shall inure to the benefit of, and the obligations created hereby shall be binding upon, the successors and assigns of the parties hereto. This Agreement may not be assigned by any party hereto without the prior written consent of the other parties.

17.    If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect. Upon any such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are consummated to the extent possible.

18.    This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original, but all of which taken together shall constitute one and the same instrument. Facsimile signatures shall be treated as original signatures.

19.    Whenever any payment or action hereunder is to be made or taken on a day which is not a business day, such payment or action shall be made or taken on the next succeeding business day. A “business day” shall mean a day (except Saturday) on which banks are not authorized or obligated by law or executive order to be closed in New York City.

Please acknowledge receipt of this Agreement and confirm the arrangements herein provided by signing and returning to us the enclosed copy.

Very truly yours,

SCOTTISH POWER PLC

By:
Name:
Title:

Accepted as of the date first written above:

JPMORGAN CHASE BANK, N.A.

By:
Name:
	Title:	Vice President